FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)

Date 20 December 2004

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ANNUAL
GENERAL	04
MEETING

[LOGO]

ANZ has been transformed over the past decade

Net Profit after Tax (A$b)

[CHART]

The share price has grown from $4 to over $20

ANZ Share Price

[CHART]

Market Capitalisation has grown seven fold

Market Capitalisation (A$b)

[CHART]

Total shareholder return consistently above 20%

10 Years	Past Year

[CHART]	[CHART]

Now one of the most efficient banks in the world

Cost to Income Ratio

[CHART]

Risk has been reduced - now in line with our peers

Net Specific Provision Rate*

[CHART]

*Specific Provisions to Average Net Lending Assets

Leading customer satisfaction in Corporate Banking

Corporate Banking

Customer Satisfaction

[CHART]

Source: Roberts Customer Experience Survey Sep 04

Personal Banking customer satisfaction leads the major banks

Personal Banking Customer Satisfaction
with Main Financial Institution

[CHART]

*Source: Roy Morgan Research – Main Financial Institution Satisfaction

#% Satisfied (very or fairly satisfied), 6 monthly moving average

Market leading staff engagement

[CHART]

Australian banking and finance average - 54%

Source - Hewitt’s Model & Benchmark

Our investment in the community delivering results

[LOGO]

[GRAPHIC]

“The kids can ask me for something now and I can say I’m capable of saving for that. I’ve never felt so proud of anything in my life!” – Julie, mother of two

ANZ has also regained its position in the top 5 ASX listed companies

Rank	1984	1994	2004
1	CRA	BHP	BHP
2	ERA	NAB	NAB
3	BHP	News Corp	CBA
4	ANZ	CRA	ANZ
5	Westpac	WMC	Westpac
6	Pacific Dunlop	Westpac	Telstra
7	Comalco	BTR Nylex	Westfield
8	NAB	ANZ	Woolworths
9	MIM Holdings	Coles Myer	Wesfarmers
10	Tooth & Co	Amcor	AMP

National Bank of New Zealand acquisition successful

•                  ANZ now the leading bank in NZ

•                  Over 300 branches and 40% of all bank branches

•                  Innovative 2 brand strategy

•                  Integration completed end 2005

•                  Acquisition accretive in the first year by 2.3 cents EPS

•                  A$3.6b rights issue triple subscribed

•                  ANZ Total Shareholder Return 23% since acquisition

[GRAPHIC]

We are seeing progress in a number of non traditional segments…

Personal Banking

Australia

Market Share of Traditional

Banking

[CHART]

*Source: Roy Morgan Research

Traditional banking includes deposit & transaction accounts, cards, mortgages and personal/other loans 12 months to June

Business Banking

Market Share Movements

(June 02 – April 04)

[CHART]

Source: Business Finance Monitor report May 2004 Taylor Nelson Sofres Primary Business Banking Relationship by Customers

…and increasingly well-placed in key segments

[CHART]

Globalisation is contributing to an increasingly competitive domestic landscape

Banks competing in the Australian market*

[CHART]

*based on holders of APRA banking licenses

Competitive pressure is increasing particularly from newer players

Traditional		New

[LOGO]	+	[LOGO]

We are underweight Wealth Management

Wealth/Life contribution to FY04 cash earnings

[CHART]

Source – FY04 Financial Statements

We plan to add up to 80 new branches

[GRAPHIC]

Further investment is planned in business banking and small-business

[GRAPHIC]

Janelle Gerry - Director Steinhardt
Farms, QLD

“It helped greatly to have the support of ANZ as our new business grew. Our Bank Manager has a good understanding of our industry”

We believe over the medium-term ANZ should position itself in ASEAN and China

[GRAPHIC]

The economic outlook, although more subdued, remains favourable over the next few years

GDP Growth

[CHART]

ANZ remains well positioned for the medium-term

•                  ANZ is now effectively underweight Australia

•                  Overall banking environment offers opportunity

•                  We are building good momentum in key businesses

•                  Investing while competitors are restructuring

Management Targets

8% cash EPS growth

Return on Equity 17-20%

Steadily improving cost-income ratio

ANNUAL
GENERAL	04
MEETING

[LOGO]

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

ANNUAL
GENERAL	04
MEETING

Charles Goode
Chairman	[LOGO]

ANZ’s history in Australia and New Zealand

•                  Bank of Australasia - Sydney December 1835

•                  Full banking services - Melbourne August 1838

•                  Union Bank - first bank to open in New Zealand in Wellington 1840

ANNUAL
GENERAL	04
MEETING

[LOGO]

Four key topics

•                  Performance

•                  Expansion and growth

•                  Corporate Governance

•                  Outlook

Four key topics

•                  Performance

•                  Expansion and growth

•                  Corporate Governance

•                  Outlook

A good year for ANZ

Net Profit After Tax
$m

[CHART]

Significant items

Eleventh year of dividend increases

Cents per share

[CHART]

Increase of 10.8% adjusted for Rights Issue

The National Bank of New Zealand

[GRAPHIC]

The market has recognised our progress

Market Capitalisation

[CHART]

Four major areas of change

•                  Increasing our efficiency

•                  Rebalancing our portfolio of businesses

•                  Specialist business model

•                  Changing our culture

Top category of cost-efficient banks in the world

Cost to Income Ratio For Top 100 Banks
(%)

[CHART]

(1)  Top 100 Banks defined by Tier 1 Capital; Excludes Banks with C/I >100%

Source: The Banker (July 2004) ; Company Reports

More balanced portfolio of businesses

•                  Focusing on Australia and New Zealand

•                  Emphasising growth in Personal Banking Australia as well as Business Banking Australia

•                  Retail businesses now larger than our traditional corporate businesses

Specialised business structure

•                  Personal

•                  Institutional

•                  Corporate

•                  New Zealand

•                  Asia Pacific

•                  Esanda

Experienced leadership team

[GRAPHIC]

John McFarlane

[GRAPHIC] Peter Marriott		[GRAPHIC] Bob Edgar	[GRAPHIC] Peter Hawkins

[GRAPHIC] Brian Hartzer	[GRAPHIC] Steve Targett	[GRAPHIC] Sir John Anderson	[GRAPHIC] Graham Hodges	[GRAPHIC] Elmer Funke Kupper	[GRAPHIC] Elizabeth Proust

[GRAPHIC] Peter Hodgson	[GRAPHIC] Shane Freeman	[GRAPHIC] Gerard Brown		[GRAPHIC] Mike Grime

Our focus on people

[GRAPHIC]

We can make local decisions, which are right for our branch and our community ….. we have a happier team and happier customers as a result.

Jason Batson
Branch Manager Warragul & Trafalgar
ANZ Rural Banking
Victoria

The results are evident

Overall Staff Satisfaction

[CHART]

A broader role in the community

•                  Our goal is to ensure as many Australians are equipped to make informed decisions regarding all aspects of their finances

[LOGO]

We have improved our environmental rating in the Dow Jones Index

[GRAPHIC]

Sharing success with our stakeholders

[GRAPHIC] Customers	[GRAPHIC] Staff

[GRAPHIC] Shareholders	[GRAPHIC] Community

Four key topics

•                  Performance

•                  Expansion and growth

•                  Corporate Governance

•                  Outlook

The leading bank in New Zealand

ANZ National Bank

[GRAPHIC]

[LOGO]

Expansion and growth

•                  Organic expansion in Australia

•                  Consolidating our position in New Zealand

•                  Selective investments in the Asia-Pacific region

Our priorities

Order of Priority	Focus

Higher	Personal Banking Australia

Business Banking

Lower	Wealth Management

Asia

Four key topics

•                  Performance

•                  Expansion and growth

•                  Corporate Governance

•                  Outlook

Corporate Governance

Average company faces $5.1m compliance bill

Governance rating flaws are exposed

Hard road to Basel compliance

Compliance crunch hits boardrooms

The compliance crunch

Four key topics

•                  Our performance

•                  Expansion and growth

•                  Corporate Governance

•                  Outlook

The Australian and NZ economies performed well

GDP Growth

[CHART]

Source: ABS, RBA

Unemployment is at a 27 year low

Australian Unemployment Rate

[CHART]

Source: ABS, RBA

Further easing in overall credit growth in Australia

Borrowing for housing	Borrowing by business

[CHART]	[CHART]

Source: RBA

Official interest rates expected to remain in the vicinity of current levels

Short-term Interest Rates
Australian Official Cash Rate

[CHART]

Source: Datastream, ANZ

Overall for 2005

•                  Personal, Corporate & Esanda expected to perform well

•                  Institutional likely to have modest growth

•                  Modest earnings growth in NZ

•                  Cash earnings per share growth of around 7%

ANNUAL
GENERAL	04
MEETING

[LOGO]

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

ANZ 2004 Annual General Meeting

Chairman’s Address
17 December 2004

Ladies and gentlemen, good morning.

My name is Charles Goode.

As your Chairman, it is my pleasure to welcome you to ANZ’s 36th Annual General Meeting.   I also wish to welcome shareholders joining us through our webcast on anz.com.

To give as many of those shareholders as possible the opportunity to attend a meeting, we have been rotating our annual general meetings around Australia’s major capital cities in recent years.

Let me say how pleased we are to be holding our Annual General Meeting in Melbourne again.

The coming year marks the 170th anniversary of the founding of our predecessor bank, the Bank of Australasia, which later joined with the Union Bank of Australia to become ANZ.

Our history has followed the history and growth of Australia and New Zealand.  It started with the Bank of Australasia’s first branch which opened in Sydney in December 1835 and then as the first bank to offer full banking services here in Melbourne through our branch in Little Collins Street in August 1838.

Two years later, in 1840, the Union Bank became the first bank to open in New Zealand through its branch in the Lower Hutt Valley, near Wellington.

The Group’s growth has continued in 2004 through our own expansion in Australia, and with the acquisition of The National Bank of New Zealand.

Today over 200,000 Australians and New Zealanders directly own shares in ANZ.

Now turning to today’s meeting:

As a quorum is present I now formally declare this Annual General Meeting of shareholders open.

I propose to take the Notice of Meeting as read.  If you need a copy of the Notice, please ask one of the attendants. Minutes of the last meeting and copies of the annual report are available in the registration area outside.

At our meeting today the Chief Executive John McFarlane and I will report on ANZ’s performance and the priorities for the year ahead.

I will later open the floor for questions or comments on any matter related to our business.

After the questions we will move to discussion on the resolutions before today’s meeting.  I will ask you to vote on these resolutions by way of poll.

At the end of the Meeting the Directors and many of our senior management would like to meet you and talk about ANZ over a cup of tea or coffee in the foyer.

Let me introduce your Directors.

On your far left is Jerry Ellis.  Jerry lives in Melbourne.  He chairs the Risk Management Committee and he is a member of the Audit Committee.  He is seeking re-election at today’s meeting in accordance with the Company’s Constitution.

Next is Dr Brian Scott.

Brian lives in Sydney.  He chairs the Nominations and Corporate Governance Committee, is a member of the Compensation and Human Resources Committee and represents ANZ as a Director on the Board of Metrobank Card Corporation in the Philippines.

Brian will reach retirement age from the Board in April 2005 after 20 years as a Director.

Then David Gonski.  David lives in Sydney and is a member of the Risk Management Committee and the Nominations and Corporate Governance Committee, and he represents ANZ as a Director on the Board of ING Australia Limited.

Next is Margaret Jackson.  Margaret lives in Melbourne and is Chairman of the Compensation and Human Resources Committee and a member of the Audit Committee.

Margaret is also seeking re-election at today’s meeting in accordance with the Company’s Constitution.

Next to me is John McFarlane, the Chief Executive Officer.  This year marks the start of John’s eighth year as Chief Executive, having joined us in October 1997.

On my left, is Peter Marriott.  Peter is the Chief Financial Officer.  Peter has been with ANZ since 1993 and is recognised as one of Australia’s leading chief financial officers.

Next is John Dahlsen.   John lives in Melbourne. He is Chairman of the Audit Committee and a member of the Nominations and Corporate Governance Committee.

John will be retiring from the Board in February 2005.  Like Brian Scott, John has also served on the ANZ Board since 1985.

Then, Dr Roderick Deane.  Roderick lives in Wellington.  He is Chairman of our bank in New Zealand, ANZ National Bank Limited.  Roderick is also a member of the Risk Management Committee and the Compensation and Human Resources Committee.

During 2004, the Board appointed three new Directors.  These appointments have added to the Board’s experience and expertise and allowed careful management of a transition with the planned retirement of John Dahlsen and Brian Scott in 2005.

I would like to introduce the new Directors, each of whom is seeking election at today’s meeting.

2

Seated next to Roderick is Dr Greg Clark.  Greg joined the ANZ Board in February 2004.  He lives in Sydney and New York and has had a distinguished career in technology including senior roles at major multinational companies like News Corporation and IBM.

Greg is a member of the Nominations and Corporate Governance Committee.

Then there is David Meiklejohn.   David lives in Melbourne and he joined the Board in October 2004.  David has a strong background in finance and accounting including at Amcor where he was Chief Financial Officer and later Executive Director until June 2000.

David is a member of the Audit Committee and the Nominations and Corporate Governance Committee.  It is planned he will chair the Audit Committee following John Dahlsen’s retirement.

Next is John Morschel who lives in Sydney.  He also joined the Board in October 2004.  John has extensive experience in banking and financial services.  He has had a distinguished career at Lend Lease and with Westpac, which included two years as an Executive Director.

John is a member of the Risk Management Committee and the Compensation and Human Resources Committee.

You can read full details of the Directors’ backgrounds and qualifications in our Annual Report.

Now let me introduce the ANZ executives on the stage.

Behind me from your left are: Judith Downes, Group General Manager Finance, John Priestley, Company Secretary and then Tim L’Estrange, Group General Counsel and Company Secretary.

Also, in the front row, are our auditors, Christopher Hall and Michelle Somerville of KPMG.

Before leaving my introductory comments, I would like to give heartfelt thanks to John Dahlsen and Brian Scott for the very substantial contribution they have made to ANZ over the last 20 years.

Their contributions to Board deliberations have reflected the wisdom that comes from their considerable business knowledge and their expertise in particular areas.  They have consistently made that extra contribution which is required during difficult or particularly active periods.  They have expressed their views strongly in a Board culture that encourages active, objective discussion and the harmony of a team approach.

In passing, I wish to say that the contributions of John Dahlsen and Brian Scott to Board deliberations have shown the benefit of having Directors with institutional knowledge of the company and who have experienced all phases of the economic cycle.  Their contributions highlight that artificial time periods for the length of directorships are not always a good way of assessing the independence or contribution of Directors.

On behalf of all shareholders, I would like to express our sincere appreciation for the contribution John and Brian have made to ANZ.

Now, moving on to reporting on our operations, I will discuss four main matters, namely:

•                  our performance for the year and the key factors driving that performance;

3

•                  our growth including our progress in New Zealand following the acquisition of The National Bank of New Zealand;

•                  corporate governance and regulation;

•                  and finally, the outlook for the year ahead.

Performance

2004 was a good year for ANZ.

Profit after tax, excluding significant items, was up nearly 20% to a record $2.8 billion.

Including the bonus element of the rights issue completed during the year, dividends increased by over 10 per cent to one dollar and one cent a share returning $1.6 billion to shareholders.

I am pleased to say this is the eleventh successive year the Board has increased dividends.

The increase in the dividend is comparable to the increase in cash earnings per share, which was also up 10% excluding significant items.

This year’s profit included ten months’ contribution from The National Bank of New Zealand, which we acquired from Lloyds TSB for 4.9 billion Australian Dollars in December last year.

The National Bank of New Zealand together with ANZ’s existing operations forms the country’s largest bank, ANZ National Bank Limited.

The acquisition is an important step in the growth of ANZ and shows our long-standing confidence in, and commitment to, New Zealand.

We funded the acquisition with a $3.6 billion discounted rights issue.   The rights issue at $13 was highly successful and a good outcome for shareholders.

The market has recognised our progress with the market capitalisation of ANZ rising from $27.3 billion at the end of our 2003 financial year to $37.1 billion today making ANZ the fifth largest listed company on the Australian Stock Exchange by value.

The Group’s capital position remains strong and slightly above our target range.  This has allowed us to announce that we plan an on-market share buy back.

There have been four major areas of change impacting our performance over the last seven years, namely:

•                  a focus on becoming more efficient as measured by the reduction in our cost-income ratio;

•                  reducing risk by rebalancing our portfolio of businesses;

•                  moving to a specialist business model;

•                  and, most importantly, changing our culture.

4

The key measure of ANZ’s productivity and our ability to deal with margin pressure is our cost-to-income ratio.  This year it was 45.3% placing us in the top category of cost-efficient banks in the world.

In the mid-1990s we had one of the highest risk profiles of the Australian banks.  Today ANZ’s risk levels are in line with our peer banks in Australia.

We have created a more balanced portfolio of businesses, by focusing predominantly on Australia and New Zealand, and emphasising growth in personal banking as well as our traditional strength as a leading business bank.

Our retail businesses now represent a larger proportion of our business than our traditional corporate businesses.

One of the things that sets ANZ apart is our specialist business structure. This means ANZ is made up of a group of smaller, more focused businesses.  Managers of our operating units are able to focus and act like a small business, yet with the capital and risk management systems of a large business.

During the year we clustered our specialist businesses around the customer segments of Personal, Institutional, Corporate, New Zealand and Asia-Pacific, which allows us to accelerate organic growth and build market share by harnessing the synergies between the businesses.

By investing in our people we are creating a bank with a vibrant, engaging culture which is more flexible, customer-oriented and better able to perform and to grow.

Part of that focus has been to build an experienced leadership team under the strong and effective Group-wide leadership of our Chief Executive, John McFarlane.

It has also involved engaging with and motivating our 31,000 people in 27 countries around the world.  It is their actions, their decisions and the roles they play with customers and in their communities that determine our future.

Today’s ANZ is now defined by a culture which has a much greater sense of ownership based on increased accountability, freedom and openness, and a common set of values.

Our focus on our people is why we continue to invest to make ANZ a better place to work.

We have developed a systematic approach to improving branch safety and creating a more attractive environment for staff and for customers.  This includes a refurbishment program for branches that will be completed in 2005 at a cost of around $130 million.

While there is more to be done, the results of our progress in creating a more positive environment for staff are evident.

In 1999, when we started this program, only 50% of our staff said they were satisfied working at ANZ.  Today, our annual survey reveals that staff satisfaction has reached 85%.

Reinforcing the link between the investment we make in our people and customer service, our Personal business, the business which serves individual customers, has seen customer satisfaction in Australia rise 7% to 74% in 2004.

5

We are also undertaking a broader role in the community at a corporate level and our people are doing the same throughout the bank.

Our approach has increasingly been to focus on those issues which directly relate to the relationship between financial services organisations and the community.

We believe by improving financial literacy, encouraging savings and developing more accessible financial products and services, we can make a long-term difference to the circumstances of many Australians.

The programs are innovative and have involved many of our people taking an active role at the branch level.

On your behalf I would like to acknowledge the work of thousands of ANZ staff who volunteered their time to help local schools, rebuild community facilities and support the needs of people in financial difficulty.

We have also recognised there is an opportunity to reduce our environmental impact and support the natural environment.

As a result we have improved our environmental rating in the Dow Jones Sustainability World Index and maintained membership of the Financial Times’ FTSE4Good Index.

Recently we appointed Gavin Murray, who was formerly Director of Environment and Social Development at the International Finance Corporation, a member of the World Bank Group in Washington DC.  Gavin will be involved in the development of our lending policies and procedures so there is more consideration of environmental and social issues.

While it is pleasing that we are making progress on issues that are integral to our long-term success, I want to make it clear that all of us on the Board and in the senior management team understand we cannot be complacent.

In an environment of heightened competition and rising customer expectations, our challenge is to deepen the trust customers, staff, shareholders and the community have in ANZ.

While on any measure ANZ is now a better place to work, a better place to do business, a better partner in the community and has been a more rewarding investment for our shareholders, the real test for us is to move to a new level of performance on every one of these issues.

The challenge we now face is, not just to keep that momentum going, but also to build on it, to take ANZ to a new level.

Our future depends on our ability to do that.

New Zealand

I now want to turn to progress in New Zealand which represents over one fifth of the earnings of the Group.

Our acquisition in 2003 of The National Bank of New Zealand has made ANZ the leading bank in New Zealand and the clear number three bank in Australia based on market capitalisation.

6

We believed in 2003 that we had bought a very good bank at a fair price.  Today we know that is absolutely right.  In fact, the acquisition was accretive to cash earnings per share in the first year, which is rare in most acquisitions.

Under the leadership of Sir John Anderson, the ANZ New Zealand and National Bank of New Zealand brands are managed separately.  The total number of branches is the same as at the time of the acquisition.

As a result we have lost fewer customers than we expected and we have maintained customer satisfaction.

Staff in New Zealand have also reported high levels of satisfaction and engagement.  Acquisitions and integration can often create uncertainty and concern among staff and it is pleasing to see this has been well managed.

During the year we decided we would no longer plan to integrate the retail banking technology platforms, as the investment payback benefits were not compelling enough.

The decision to reduce the scope of the integration and to accelerate its completion reduces the risk and complexity of the integration program.  It allows management to place more emphasis on market share and future growth. We believe the benefits of this outweigh the potential synergies of platform integration.

We are now focused on the integration tasks in our Institutional and Rural businesses and within the New Zealand head office.  We expect to complete these aspects of integration by the end of calendar 2005.

Over and above the core integration costs, there have been some additional costs in New Zealand above those originally estimated and these are mainly associated with regulatory requirements.

Expansion and growth

I now want to talk about growth.

Our strategy is focused on organic expansion in Australia, consolidating our position in New Zealand, and selective investments in the Asia-Pacific region.

Our top priority is to increase market share in each of our core businesses, particularly in those businesses that are lower risk, are more sustainable and where we are underweight.  These include Australian Personal Banking and banking for small and medium-size enterprises.

Our focus in retail banking will continue to be on improving service to our customers.  Although we have seen early signs of progress this year, we will need to continue to invest in training and developing our people, and in providing market-leading products.

We will also invest in increasing the number of new branches and ATMs.  We plan to open up to 80 new branches over the next three years in the population growth corridors around Australia, particularly in Melbourne, Sydney and Brisbane, and the coastal regions of Northern New South Wales and Queensland.

As well as traditional branches we will continue to develop innovative distribution solutions like our new mortgage franchise network.

7

In small and medium size business banking we have been investing in the development of better service propositions for our clients.  Our aim is to be the market leader in this important part of the market.

Generally, small to medium-sized businesses have not had access to the same kind of financial solutions and advice available to large corporates.   By using our corporate and investment banking experience and staff who know and understand the issues facing smaller businesses, we believe we can provide a new level of banking service with rewards for both our customers and the bank.

We believe there will also be incremental opportunities from time to time to further advance our position in wealth management through our joint venture with ING.

Over time the boundaries of Australia and New Zealand will however become increasingly constraining and we need to look to East Asia for some of our future growth.

The future of Australia and New Zealand is closely tied to the neighboring countries in our region. We see the long-term future of ANZ being served by building a portfolio of growth options in East Asia in partnership with local entities.

Our strategy in East Asia is to find niches appropriate to our scale and competencies, to be effective in our execution and to take a long-term view.

The idea is not new for us and we have experience in making it work in Panin Bank in Indonesia and through a credit card joint venture with Metrobank in the Philippines.  The results from these investments have been promising.

This year we have made an investment to establish a new bank in Cambodia with a local partner, the Royal Group.

There are several areas of China that may be of interest over time. In Shanghai, for example, we have built a relationship with the Shanghai Rural Credit Cooperatives Union and we are working with them to improve their risk management processes.

We will continue to seek modest investments in East Asia and the Pacific to provide longer-term growth opportunities.

Governance and regulation

Let me now move onto the topic of governance and regulation.

At last year’s meeting, I spent some time outlining ANZ’s approach to corporate governance and in this year’s Annual Report this approach is updated and spelt out in some detail.

This year the regulatory focus on corporations continued to increase.

There are many new regulatory requirements including those standards associated with CLERP 9 in Australia, the US Sarbanes-Oxley Act and the International Financial Reporting Standards.

At the same time companies like ours need to take into account the principles and guidelines set out by the Australian Stock Exchange Corporate Governance Council, the New Zealand Securities Commission and the New York Stock Exchange.

8

The principle we work to is embracing what is considered to be best practice across the jurisdictions and to be an ‘early adopter’ by complying before a published law or recommendation takes effect.

During the year, the Board worked closely with management to review and update ANZ’s policies in the light of changes to regulations, legislation and guidelines.

However, increasing regulation comes at a cost.  We estimate the additional cost of complying with new regulations has reduced ANZ’s earnings in 2004 by between a half and one percent.

There is the danger of regulation moving into the area of diminishing returns for both shareholders and the community.

Before we move to the business of the Meeting allow me to provide you with our sense of the year ahead.

Outlook

In 2004, the Australian and New Zealand economies performed well.

With growth in the world economy at its strongest pace in 28 years, there has been a strong rise in the price of many of Australia’s commodity exports.

At the same time we have benefited from falling prices for many of our imports, thanks in part to the ongoing emergence of China as a major exporter of manufactured goods.

Australia is now into its 14th year of uninterrupted economic growth. This is the longest period without two quarters of negative growth in Australia’s history as a nation.  Unemployment is at a 27-year low and consumer confidence is very close to a 30-year high.

Similarly, the New Zealand economy continues to advance strongly, and to surprise on the upside.

Annual growth there is estimated to be around 4½% for 2004, arising from continued consumer demand, improved export performance and strong business investment.  This growth is resulting in some inflationary pressures emerging in New Zealand.

Looking ahead, Australia and New Zealand should both continue to perform relatively well.

Australia’s economy is again expected to grow by about 3 to 3½% in 2005.

There is likely to be some further easing in overall credit growth in Australia and an easing in housing construction.  We expect growth in housing credit to return to more sustainable levels from around 20% in 2004 to around 13% during 2005.  Growth in business borrowing is expected to grow by a little over 8% in 2005, broadly similar to last year.

With the strength in the Australian Dollar, we expect at this stage official interest rates will remain in the general vicinity of current levels during 2005.

Following the recent Australian election, there is the opportunity and challenge for the Australian Government to re-invigorate economic reform and to foster productivity improvements.

9

With the Government’s forthcoming majority in the Senate, the Government is in a unique position in recent Australian political history. It has the ability to undertake reforms that would put in place the foundations for Australia’s future economic growth and development.

We hope that further progress will be made by the Australian and New Zealand Governments in the mutual recognition of each country’s franking credits for dividends.

In New Zealand, where monetary policy has been tightened during the past twelve months, economic growth is expected to slow to around 3% in 2005.

Overall for 2005, we believe the external environment will remain favorable although we expect credit growth to be lower than in recent years.

Competition will continue to place pressure on margins although a number of factors are likely to result in the decline being less significant than in 2004, when margins fell 18 basis points.

ANZ will be placing more emphasis on revenue growth and increased investment for the future.  Naturally we will be maintaining our strong risk management framework while seeking revenue growth and we believe that cost-consciousness has now become part of our culture.

Our Personal Banking and Corporate Banking businesses in Australia as well as Esanda, are expected to perform well with high single digit and above earnings growth.  We expect our Institutional business to have modest growth as it deals with the impact of the sale of the London-based project finance business, the higher Australian dollar and competition.

Costs in New Zealand will be higher to assist customer retention and develop growth in ANZ’s retail arm and to meet regulatory requirements.  In the year to date, credit growth has been stronger than expected in New Zealand, however this has been offset by strong competitive pressure in the mortgage market.  These factors when coupled with the run off of tax-based structured deals, are expected to lead to modest earnings growth in New Zealand

While our underlying performance is likely to be quite good, a number of other factors will impact our 2005 earnings and have a modest negative impact compared to our performance in 2004.

These include the loss of earnings arising from likely more subdued investment earnings at ING Australia; lower earnings from our investment in Panin Bank in Indonesia as these were unusually high in 2004; and the negative impact on Treasury earnings of the interest rate environment.  We expect the impact from these factors to be felt more in the first half of the year.

Taking into account these factors, management continue to have an internal stretch target of 8% growth in cash earnings per share in 2005, however we continue to view the guidance we have provided to shareholders of around 7% cash earnings per share growth as realistic.

We have a clear strategy, a strong management team, unifying values, a good financial foundation and a well-balanced portfolio of businesses.  All of these provide the basis for us to deliver value to our shareholders, our customers, staff and the community over the longer term.

That completes my formal address.  Thank you.

10

Media Release

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 1 December 2004

ANZ prices Tier One Capital Raising

ANZ today confirmed it had priced a EUR 500 million Hybrid Tier-1 capital raising.

The issue of ANZ Capital Trust III Floating Rate Non-Cumulative Trust Securities with an initial call date of 15 December 2014 was priced at Eurolibor plus 66 basis points.

ANZ Group Treasurer Mr Michael Dontschuk said that the deal was an outstanding success and was supported by a large number of European investors.

Final Settlement is scheduled for 13 December 2004.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273-6955 or 0409-655 550	Tel: 03-9273-4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

This statement does not constitute an offer of any securities for sale or issue. The securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

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ANZ National Bank
Market Update

Presentation by:

Sir John Anderson – Chief Executive Officer

Michael Rowland – Chief Financial Officer

December 2004

ANZ National Bank Limited

ANZ National Bank integration is scheduled for completion by 31 December 2005 – low risk approach adopted

•                  A good acquisition; 2.3 cents cash EPS accretive in year 1

•                  Integration has made good progress since regulatory approval obtained

•                  Levels of attrition well below expectations and comparable acquisitions

•                  However potential risk of retail integration demanded a different approach:

•                  Two brand strategy

•                  Existing retail systems retained

•                  This has changed mix of costs and benefits, but at lower risk

New Zealand businesses delivering sound results

NBNZ performance ahead of proforma

(NZ$)

Item	NBNZ Actual*	NBNZ Proforma	Variance

Net Interest Income	885	841	5%

Other Income	291	290	—

Operating Expenses	(498)	(487)	2%

PDD	(70)	(74)	(5)%

Income Tax & OEI	(186)	(163)	14%

NPAT	422	407	4%

NPAT comparison distorted by following one-offs

•                  FY03 includes NZ$18m one-off structured finance transactions

•                  Amalgamation and integration of NBNZ reduced FY04 NPAT by NZ$4m

•                  Various other factors

Excluding impact of one-offs, Actual* performance up 8% on Proforma

Good underlying NPAT momentum in ANZ (NZ) businesses (NZ$m)

[CHART]

•                  Solid performance by Banking reflecting increased deposit margins and continued growth in deposit FUM

*10 months to 30 September 2004 annualised

Market Share in the Retail Segment remains stable

•                  ANZ’s and NBNZ’s share of customers has remained stable over the last year, as has ANZ National’s share of Household Deposits.

•                  The emergence of Kiwibank has had an impact on share of customers for all banks over the last two years.

•                  ANZ share of customer acquisition is a key focus of current initiatives and will be the primary driver of achieving market share parity.

Share of Personal Customers*

[CHART]

ANZ National Bank
Share of Household Deposits

[CHART]

Sources: Share of Customers: ACNielsen Consumer Finance Monitor. Sample size is 10,000 pa. Household Deposits: RBNZ C8 Table & ANZN Standard Statistical Returns.

*12 month rolling average

Lending Market Share in the Retail Segment shows signs of growth

Home Lending

•                  ANZ and NBNZ have been losing share of Home Lending but there are strong indications of a turnaround in growth commencing in October and November as a result of the new Spring campaigns and other growth initiatives.  NBNZ grew at system in October ie. held market share, reversing previous sub-system growth

•                  November net growth is up for ANZ National with more than double the FUM growth that was achieved in August.

Personal Lending (non-housing)

•                  ANZ National’s share of Non-Housing Personal Lending has been stable over the last 18 months.

Business Banking

•                  NBNZ Business Banking’s lending growth was 12.4% for the year to September 2004.

Share of Home Lending

[CHART]

Share of Non-Housing Personal Lending*

to October 2004

[CHART]

*includes Personal Loans, Credit cards, ODs

Sources: Home Lending - RBNZ C6 Table, ANZN 50% risk weighted assets.

Other Personal Lending: RBNZ Aggregate SSR CC1.14

Market Share in Rural lending remains stable

•                  ANZ National’s share of rural lending remains stable at approximately 43%

•                  ANZ National is now operating under one brand in the Rural market

•                  No significant customer attrition whilst integrating brands

ANZ National Share of Rural Lending

[CHART]

Sources:

Rural Lending: RBNZ C7 Table, monthly data series

Corporate & Commercial Banking continues to grow

ANZ and National Bank brands have been maintained in both the Corporate & Commercial markets:

•                  respects customer choice

•                  broadens range of business opportunity

•                  creates clear focus on the differing needs of corporate & commercial customers.

Collaboration at strategic and regional management levels

No significant customer attrition over integration period

Segmentation:

Commercial

•                  $5- $20 m turnover

•                  customers are generally owner/family based structures with simpler needs

Corporate

•                  $10-100m turnover

•                  customers have more sophisticated corporate structures & needs

Note: Historical data is not available for ANZ Commercial growth as the focus on Commercial customers is newly created.

ANZ National continues to grow strongly in both deposits and lending.

ANZ Corporate Banking

FUM growth FY04

[CHART]

NBNZ Corporate & Commercial Banking

FUM growth FY04

[CHART]

Institutional maintains strong position

•                  Both National Bank and ANZ have strengthened market share in terms of Transactional lead bank and FX lead dealer in the latest research results. This is consistent with revenue trends.

•                  Relationship Banking market shares are stable for both brands

•                  Whilst relationship market shares have remained stable, volumes have fallen due to concentration issues as previously highlighted

•                  Share of derivatives ‘Lead Dealer’ shows a significant increase for National Bank in the latest results, reflecting significant effort in 2003. There is a corresponding decline for ANZ

Foreign Exchange - Lead Dealer

[CHART]

Source:  Peter Lee Associates target approximately 160 senior financial executives in NZ. Criteria are companies > $200 m in sales, plus organisations specifically requested. Survey completed annually, although business is won and lost throughout the year. 2004 update of Lead dealer share for FX and Interest Rate Derivatives will not be available until early 2005.

Transactional Banking - Domestic Lead Bank

[CHART]

Institutional Relationship Banking

[CHART]

Interest Rate Derivatives - Lead Dealer

[CHART]

Integration economics, adjusted for risk, compare favourably to previous estimates

September 2004
Costs & Benefits	Prospectus* / Business case	2004 Interim Results	Core program	RBNZ	Infra- structure	Comment

Total Integration Costs	NZ$265m	NZ$265m	NZ$175m	NZ$31m	NZ$14m	RBNZ requirements increase costs by NZ$31m. Retail systems integration costs saved
= NZ$220m

Revenue Benefits 2007 pa	NZ$31m	NZ$45m	NZ$47m			Detailed reviews have identified further benefits, particularly with Institutional. Retail still delivers 50% of original benefits

Cost Synergies 2007 pa	NZ$126m	NZ$126m	NZ$75m	-NZ$12m	—	Dual systems significantly limits opportunities for synergies plus RBNZ has a negative impact
= NZ$63m

Revenue Attrition 2007 pa	NZ$88m	NZ$42m	NZ$34m			Exclusion of Retail reduces attrition.

Risk	(2)	(3)	(1)			Integration risk significantly reduced under current option

(1)           Lower risk

(2)           Medium risk

(3)           Higher risk

*ANZ renounceable rights issue prospectus page 56: Integration costs A$230m, Cost synergies A$110m.

Timing of integration costs and benefits

NZ$m	2004	2005	2006	2007
Total Integration costs	49	153	18	0
Incremental Integration costs	29	Likely to be approximately
		• 10 costs capitalised,
		• 15 covered by restructuring provision, and;
		• 10%-20% from existing resources
Cost synergies	6	33	53	63
Revenue synergies	1	24	39	47
Attrition	20	32	34	34

30% of integration activities were completed in 2004 including:

•                  Amalgamation on 26 June 2004

•                  Business and organisational structures in place

•                  Systems platforms for all businesses agreed and integration proceeding

•                  Central Head Office and functional units integrated

•                  ERP systems implementation proceeding to plan

•                  Institutional and Corporate integration underway

•                  Rural integration well progressed – to complete by end 2004

•                  Initial IT and payments infrastructure in place

•                  RBNZ requirements agreed and solutions underway

Integration is well placed for practical completion in 2005

New Zealand structured finance transactions are being managed down

•                  IRD audit focused on so called “conduit” transactions

•                  Notices of Proposed Adjustment received on 30 September 2004

•                  Net potential liability on all similar transactions $NZ232m*

•                  Do not currently expect to raise additional provisions

•                  Legislative change to ‘thin cap’ rules in NZ will make these transactions economically unviable after 2005

•                  No new conduit transactions entered into for almost 2 years

•                  Expect that remaining conduit transactions will cease before 2006

•                  Likely to see more capital held in NZ – negligible profit impact, but may impact franking position

NPAT from NZ Structured Finance Transactions

[CHART]

* including interest which is tax effected, up to 30 September 2004

Summary of forecasts – New Zealand (bank year)

	2004	2005	2006

GDP	4.1	3.0	2.0

Inflation	2.7	2.9	2.2

Unemployment (Sep)	4.1	4.1	4.6

Cash rate (Sep)	6.25	6.50	6.0

$A/$NZ (Sep)	1.07	1.15	1.16

Credit

- Housing	15.5	8.0	7.5

- Business	7.3	5.0	4.5

- Total	11.4	6.6	6.2

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

[GRAPHIC]	04

Tier 1 Investor Presentation

Australia and New Zealand Banking Group Limited

November 2004

•This presentation is being supplied to you solely for your information, and may not be reproduced or distributed to any other person (including any distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of ANZ.

•This presentation does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

•No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation, including forward-looking statements. To the maximum extent permitted by law, ANZ and its subsidiaries, and their directors, officers, employees and agents, disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of any of them) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance of anything contained in or omitted from this presentation.

[LOGO]
www.anz.com	•No actions have been taken in any jurisdiction to register or otherwise permit a public offering of the securities to which this presentation relates

ANZ at a glance

•                  Established in 1835, ANZ is currently Australia’s fourth largest publicly-listed company (by market capitalisation)

•                  ANZ’s market capitalisation is A$38 billion (US$28 billion)

•                  Following the acquisition of National Bank of New Zealand, ANZ is the third largest Australasian bank by assets

•                  ANZ operates in 27 countries

•                  Principal markets are Australia and New Zealand but smaller operations are conducted in Asia, the Pacific, the United Kingdom, Europe and the United States

•                  Offshore exposure now 4.6% of total lending

Snapshot of ANZ at September 2004

Net profit after tax (A$2,815 million)	US$2,083 million
Return on equity	18.1%
Cost/income ratio	45.3%
Adjusted common equity ratio	5.1%
Total assets (A$259.3 billion)	US$191.8 billion
Offshore Lending Assets	4.6%
S&P credit rating	AA-
Moody’s credit rating	Aa3
Points of representation ...	27 countries
1,190 branches
Number of staff	28,755

[LOGO]  2004 Euro Tier 1 Roadshow

2004 result part of a series of consistent performances

NPAT growth (A$m)

[CHART]

Cost to Income Ratio

[CHART]

•                  Profit excluding significant items and NBNZ increased by 8% to A$2,536m

•                  Focus and discipline again delivered strong performance

•                  Cost to income ratio - ANZ is outperforming its peers

•                  Balanced outlook – investing for medium-term growth while producing acceptable short-term returns

Strong revenue growth, increased investment

[CHART]

#            reflects increased earnings from STEPS, invested in AUD, over TrUEPrS, invested in USD

*            Reflects loss of earnings on TrUEPrS hedge

•               All figures in A$ millions

‘Reported’ profit increased by NBNZ and one-off’s

•             NBNZ performance in line with expectations

•             TrUEPrS buy-back in 1H04;

•                  $112m in SWAP income & interest

•                  $28m in income tax expense

•             Incremental integration costs of $14m reflect low risk approach

•             INGA completion accounts finalised in 2H04;

•                  $14m due to final settlement and provision release

NBNZ Impact

[CHART]

Significant Items

[CHART]

Strong balance sheet growth across most businesses

•                  Continued strong volume growth in mortgages, FUM up 18%

•                  Institutional lending up marginally with good growth in 2H04

•                  Continued strong growth in Corporate

Net Lending Volumes ($b)

[CHART]

•                  10% increase in Banking Products deposit FUM reflected in strong Personal growth

•                  Institutional & Corporate both experience solid growth

•                  Strong growth in NZ retail deposits

Customer Deposit Volumes ($b)

[CHART]

* Other deposits include Esanda retail debentures

Previous growth investments in Personal/Corporate paying off

Division	Sep-04	Sep-03	Change
	($m)	($m)	(%)

Personal Banking#	802	693	16

Institutional	788	802	(2)

New Zealand	584	211	176

Corporate	344	311	11

Esanda & UDC	143	129	11

Asia Pacific	111	100	11

ING JV	108	82	32

Treasury	64	95	(33)

Total	2944	2423	18

Full Year NPAT ($m)

[CHART]

# not adjusted for 1H03 Cards under Accrual

Market share in New Zealand holding up well, particularly in the context of an acquisition

ANZ and NBNZ share of Personal Customers (Main Bank) is stable

Rolling 4 quarter average

[CHART]

Source: ACNielsen Consumer Finance Monitor

Share of Rural lending is steady

[CHART]

Source: RBNZ Table C7, ANZ National

Share of household deposits has actually increased since acquisition

[CHART]

Source: RBNZ Table C8, ANZ National

Home loans – losing share, initiatives in place to arrest decline

[CHART]

Source:	RBNZ Table C6,
ANZ National 50% risk weighted assets

Improved sustainability: Structural de-risking largely complete

Offshore lending assets significantly reduced

(% of group NLA*)

[CHART]

Net Non-Accrual Loans

[CHART]

More sustainable business mix

(lending assets)

[CHART]

Net specific provision rate

(% of average NLA*)

[CHART]

* Net Lending Assets

Credit quality in good shape

•                  Risk has markedly improved in our international portfolios

•                  Housing market headed for soft landing, consumer arrears remain at low levels

•                  Domestic corporates in good shape

•                  Specific provisions and non accruals lower, despite impact of Telstra’s Reach joint venture

•                  Some lagged effects from Energy & Telco portfolios, but largely yesterday’s story

•                  Well provisioned

Delinquencies remain low

[CHART]

Specific Provisions continue to reduce

[CHART]

Doubtful Debts charge higher due to lending growth, partly offset by improved risk profile

Bad Debt charge higher due to volume growth, ELP Rate lower

[CHART]

Decline in ELP Rate driven by improved risk profile

[CHART]

Non-accrual loans to Loans & Advances well down

Default rate continued to show improvement…

[CHART]

…Non-Accrual Loans as a % of the portfolio down to 0.37%

[CHART]

*             Default rate is new non accruals/average gross lending assets annualised.

ANZ maintains the largest safety net for both expected and unexpected losses

•                  The continued high level of our General Provisioning reflects the lower level of actual losses in 2004.

•                  The ELP methodology that drives the General Provision is different to other Bank’s Dynamic Provisioning and takes a conservative longer term view of the economic credit risk cycle

•                  In 2004, profit and loss charge of $632m was 30% higher than the actual loss experience.

Specific Provision/Non-Accrual Loans

[CHART]

General Provision/RWAs

[CHART]

Note:

1.          As per most recent company financial reports for CBA, NAB and WBC

Capital position strong, above the top end of our range

Drivers of the ACE ratio

[CHART]

Australian Operating Environment

Major Countries’ Policy Interest Rates

[CHART]

Source: Reserve Bank of Australia

Housing Loans Approvals

[CHART]

Source: Australian Bureau of Statistics.

Unemployment Rate

[CHART]

Source: Australian Bureau of Statistics; Thomson Financial

Credit Growth by Sector

[CHART]

Source: Reserve Bank of Australia A. *Year end % change and includes securitised loans.

Divisional Outlook for 2005

Division	Outlook	Drivers

Personal Banking	ññ	• Solid growth in all product business. Continued investment in the franchise. Margin improvement anticipated

Institutional	ñ	• Return to modest growth following de-risking. Improved environment anticipated particularly in Markets business

New Zealand	ñ	• Solid underlying growth offset by impact of NBNZ structured deal run-off, and continued restructure of ANZ (NZ) franchise

Corporate	ñ	• Strong performances in Corporate and Business Banking offset by significant investment in Small Business Banking

Esanda & UDC	ññ	• Continued strong growth in higher return markets. Benefits from brand and growth investment anticipated

Asia Pacific	ò	• Declining Panin contribution, due to reduced one-offs and provision adjustments, offsetting solid underlying performance

ING	ò	• Capital investment earnings uncertainty

Treasury	ò	• Continued drag on group earnings due to unfavourable rates at the long end of the yield curve

ññ                        High single digit and above

ñ                                    Low to Mid single digit

ò                                    Profit decrease

Group Outlook for 2005

Item	Outlook (normalised for NBNZ and excl. integration costs)

Revenue	• 6.5% -8% growth:
• Lending growth to remain robust; Improving margin environment
• Benefit from growth investments, weighted towards second half
• Weighed down by Panin and Group Treasury

Expenses	• 5% to 7% growth:
• Expense growth weighted towards first half
• Investing for sustainable growth, with a focus on increasing frontline capabilities in growth markets

Provision for Doubtful Debts	• ELP Rate 28bps to 30bps :
• Lending growth partly offset by mix effect (likely to moderate)
• Reduction in ELP top-up

Taxation	• Tax rate slightly above FY04

Cash EPS Growth	• Stretch target of 8%, but facing headwinds – around 7% more realistic

Some other key issues

IFRS

•                  Project on track with implementation set for March 2005

•                  Estimated project cost - A$20m

•                  Work effort is structured around specific teams

•                  No guidance yet received from APRA as to the capital management implications of IFRS

Housing Market

•                  Housing price increases a global phenomenon

•                  A rational response to background economic conditions

•                  Expected that business credit growth will help offset any slowdown in housing credit growth

•                  The Australian economy continues to perform well; quarterly GDP growth at 4.1% on an annualised basis

•                  Interest rates and unemployment remain low

Basel II Project

•                  ANZ aiming to achieve Advanced Status

•                  Project on track

•                  Estimated project cost ~A$43m, which incorporates enhancements to a number of corporate systems

•                  Additional cost of ~ NZ12m to bring ANZ National to Advanced Status

NZ Tax

•                  NZ inland revenue department challenging certain structured finance transactions being undertaken by major banks in NZ

•                  Introduction of thin capitalisation for NZ banks effective from July 2005

•                  Yet to be released, but expected to deny interest deductions if the bank does not hold a level of capital equivalent to 4% of NZ risk weighted assets i.e akin to the current Australian thin capitalisation regime for banks

Hybrid Capital Raising Analysis and Intentions

Transaction Overview and Timing

•                  Hybrid Tier 1 PerpNC10 FRN

•                  Minimum €400 million

•                  Issue rating A- / A2

•                  Roadshow week beginning 22 November

•                  Launch/Pricing thereafter

ANZ Tier 1 Spread History

[CHART]

Rationale

•                  Issue forms part of ANZ’s ongoing capital management program

•                  strengthen ANZ’s balance sheet

•                  increase financial flexibility

•                  reflective of growth in RWA

Recent ANZ Tier 1 Issuance Activity

•                  AUD1 billion PerpNC5 (Sept 2003)

•                  USD350 million PerpNC6 (Nov 2003)

•                  USD750 million PerpNC10 (Nov 2003)

Terms and Conditions

Issuer	ANZ Capital Trust III (Delaware statutory trust)

Securities	Non-cumulative Trust Securities representing a Unit

Unit	Each Unit represents an ANZ Preference Share with liquidation preference of €1,000, and a €1,000 Note issued by ANZ Jackson Funding PLC (ANZ UK subsidiary)

Offering Format	Regulation S

Expected Ratings	Senior Rating: AA- / Aa3
Issue Rating: A- / A2

Maturity	Perpetual (conversion to ANZ Preference Shares on the business day prior to 15 Dec 2053)

Initial Call Date	15 December 2014 (PerpNC10)

Issue Size	Minimum €400 million

Issuer Call Option	Subject to APRA consent, callable at par plus accrued anytime on or after the initial call date (or prior to this date on the occurrence of certain events)

Distribution Rate	• % floating rate payable quarterly in arrears (15 Mar / 15 Jun / 15 Sep / 15 Dec). Distributions are non-cumulative and subject to payment tests

Step Up	• % floating rate payable quarterly in arrears (15 Mar / 15 Jun / 15 Sep / 15 Dec) where not called at the initial call date (equivalent to a 100 bps step up over the credit spread at issue)

Ranking	A liquidation preference of €1,000 per ANZ Preference Share, ranking behind all indebtedness of ANZ, pari passu with the most senior Preference Shares and senior to Ordinary Shares

Dividend Stopper

If Distributions are not paid ANZ is prohibited from paying distributions on, and returning capital on, ordinary shares or any security that by their terms rank equally with or junior to ANZ Preference Shares

Structure Summary

Pre Conversion Event

[CHART]

Post Conversion Event

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* Following the occurrence of a conversion event as a result of the redemption of ANZ preference shares, our liquidation or the repurchase by an entity nominated by us of the units, holders will receive cash instead of ANZ preference shares

** If the conversion event relates to all the trust securities, the trust will be dissolved

Conversion Events

Conversion Events include ...

•                  Redemption of the ANZ Preference Shares

•                  Failure to pay distributions

•                  Failure to meet APRA requirements

•                  Event of Default on the Notes (wind-up and liquidation events)

•                  ANZ choosing that a Conversion Event has occurred

When a Conversion Event occurs ...

•                  the Units are “de-stapled”

•                  the Notes are transferred to ANZ Paris branch

•                  the ANZ Preference Shares become dividend paying in full and are distributed pro rata to Trust Security holders

•                  the ANZ Capital Trust III is dissolved (if the Conversion relates to all Trust Securities)

•                  holders’ rights to distributions, voting and ranking remain unchanged

•                  ANZ’s rights to call / redeem the issue remain unchanged

Payment Tests & Investor Protection

Distribution Payment Tests

•                  Payment of a distribution would result in ANZ not complying with APRA’s capital adequacy guidelines

•                  The current distribution would exceed ANZ’s “distributable profits”, calculated as:

•                  ANZ’s net profit for the preceding two six-monthly financial periods, less

•                  Any dividends/distributions paid on Tier 1 capital in the 12 months prior to the most recent record date (excl. intra-group)

•                  APRA objects to the distribution being paid

Investor Protection

•                  ANZ guarantees (on a subordinated basis) the payment obligations on the Notes, subject to the payment tests being satisfied

•                  If distributions are not paid, a ‘dividend stopper’ prevents ANZ from:

•                  paying distributions on ordinary shares or any securities that by their terms rank equally with or junior to the ANZ Preference Shares; or

•                  returning capital on ordinary shares or any securities that by their terms rank equally with or junior to the ANZ Preference Shares.

•                  The dividend stopper ceases to apply if ANZ pays 4 consecutive dividends or pays an optional dividend

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04

Supplementary Information

Australia and New Zealand Banking Group Limited

www.anz.com	[LOGO]

New Zealand businesses delivering sound results

NBNZ performance slightly ahead of proforma (NZ$)

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Item	NBNZ Actual*	NBNZ Proforma	Variance

Net Interest Income	885	841	5%
Other Income	291	290	—
Operating Expenses	(498)	(487)	2%
PDD	(70)	(74)	(5)%
Income Tax & OEI	(186)	(163)	14%
NPAT	422	407	4%

NPAT comparison distorted by following one-offs

•                  FY03 includes NZ$18m one-off structured finance transactions

•                  Amalgamation and integration of NBNZ reduced FY04 NPAT by NZ$4m

•                  Various other factors

Excluding impact of one-offs, Actual performance up 8% on Proforma

Good underlying NPAT momentum in ANZ (NZ) businesses (NZ$m)

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•                  Solid performance by Banking reflecting increased deposit margins and continued growth in deposit FUM

*10 months to 30 September 2004

NZ integration complete end 2005 – low risk approach adopted

ANZ and NBNZ share of Personal Customers (Main Bank) is stable

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Source: ACNielsen Consumer Finance Monitor

•              A good acquisition; 2.3 cents cash EPS accretive in year 1

•              Integration has made good progress since regulatory approval obtained

•              Levels of attrition well below expectations and comparable acquisitions

•              However potential risk of retail integration demanded a more conservative approach:

•              Two brand strategy

•              Existing retail systems retained

•              This has changed mix of costs and benefits, but at lower risk

Expenses - investing for sustainable growth

Underlying expense growth     ñ     6.4%

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Key drivers of growth

•              Increased FTE (829 in 2H04) and wage rises

•              Investment and increased amortisation in Retail telling platform

•              Investment in branch network - new openings and refurbishment of existing branches

•              Increased compliance costs of ~ $25m

•              Higher UK superannuation charges ($7m), insurance costs ($10m), marketing spend ($14m)

*includes operating expenses, acquisition & funding and non incremental integration costs

Cost management still a core capability; now a strategically sensible time for measured investment in growth

Where we are putting additional people		Growth in FTEs (% of existing Division FTEs)

Expected change from Mar-04 to Mar-05		Expected change from Mar-04 to Mar-05

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• Increasing frontline capabilities in our businesses		• Investment in frontline Small Business personnel driving growth in Corporate

• Increased technology resources to assist in NBNZ integration and compliance requirements		• Continued growth in retail frontline resources

Non-interest income growing well

Underlying growth in non-interest income     ñ     8.3%

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*reflects P&L impact of hedge income earned in FY03, not earned in FY04

Margin decline is predominantly structural/cyclical

Drivers	2004 v 2003	2H04 v 1H04	Outlook
	bps	bps

NBNZ	(3)	(2)	Û
Asset Mix	(1)	(1)	Û
Funding Mix	(5)	(2)	ò
Asset/Liability Wholesale Rate Impact	(6)	(3)	ñ
Competition	(3)	(1)	ò
Brokerage Impact	(2)	0	ò
Other	2 *	1
Total	(18)	(8)

*Refer page 47 for additional detail

Increasing Mortgages business has reduced NIM through lower asset yields and increased wholesale debt issuance

Increase levels of lower risk, lower yielding assets have reduced NIM

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Increased long term wholesale debt required to fund asset growth

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Additional Risk Information

Specific Provisions lower, despite impact from our exposure to Telstra’s Reach Joint Venture

Net Specific Provisions

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Specific Provision Balance  by size

[CHART]

New Specific Provisions down 7% on FY 2003

Geographic Specific Provisions

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Specific Provisions by Source

[CHART]

Mortgages Growth strong, albeit some slowing in second half

•                  Mortgages Portfolio continues to experience strong growth off the back of excellent products and strong distribution networks

•                  Growth has been strongest in owner occupied and equity products, whilst some slowing has been noted in investment lending

Strong growth in the mortgage portfolio

[CHART]

Strong LVR profile*

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Portfolio by product*

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*Australian portfolio only

Low exposure to Inner City residential mortgage lending

Lending policies driving shift from investment loans to owner occupier loans

Purpose of inner city lending

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Detailed analysis has been completed on Docklands, Southbank and Zetland/Waterloo (NSW) given a focus in these areas.  There are no delinquencies in these postcodes >60 days.  Exposure to each area as at August 04 were:

Docklands	$51.1	m (128 loans)
Southbank	$74.0	m (330 loans)
Zetland/Waterloo (NSW)	$55.9	m (184 loans)

Inner City Dynamic LVR - August 2004

[CHART]

The number of inner city delinquencies has fallen slightly over the half

[CHART]

US power exposures continue to reduce

Total US Limits(1)

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US: September 2004

•                  Outstandings: $0.6bn (75%)

•                  Other Committed: $0.2bn (19%)

•                  Uncommitted: <$0.1bn (6%)

Customers

•                  Non Accrual:  4 [$0.2b]

•                  Total:  16

•                  We continue to actively manage our exposure to the US power sector

•                  Over the past two years, exposure to the merchant energy sector and other non-core segments has reduced substantially through repayments, sell-downs and restructuring

•                  During 1H04, non accrual loans increased in the US portfolio due to lagged credit effects from previously identified high risk exposures,  however any future losses are expected to be lower and readily absorbed within existing General Provision levels.

•                  New non-accrual loans in 2H04 of just AUD5m

1.               Excludes Settlement Limits but includes Contingent and Market-Related products domiciled in the US.

Power markets improving & offshore power exposures reducing

Total Limits Split by Geography

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KMV Median Expected Default Frequency

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•                  ANZ’s exposure to offshore power companies has reduced by 23% since since 2002, with the portfolio becoming increasingly Australasian-centric.  Domestic markets will continue to be buoyed by traditional regulated businesses.

Note:

1. Excludes Settlement Limits but includes Contingent and Market-Related products.

The quality of the Telcos book has continued to improve

Total Telcos Limits(1)

[CHART]

September 2004

•                  Outstandings: $1.4bn (43%)

•                  Other Committed: $1.1bn (33%)

•                  Uncommitted: $0.8bn (24%)

KMV Median Expected Default Frequency

[CHART]

Note:

1.  Excludes Settlement Limits but includes Contingent and Market-Related products.

Group risk grade profile

ANZ Group - Outstandings

[CHART]

* March & September 2004 includes NBNZ

Geographic risk profiles

Australia & New Zealand

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International

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* March & September 2004 includes NBNZ

Industry exposures – Australia & New Zealand

Health & Community Services

[CHART]

Cultural & Recreational Services

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Forestry & Fishing

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Mining

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Personal & Other Services

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Communication Services

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* Sep 04 includes NBNZ

Finance - Other

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Transport & Storage

[CHART]

Utilities

[CHART]

Finance – Banks, Building Soc etc.

[CHART]

Accommodation, Clubs, Pubs etc.

[CHART]

Construction

[CHART]

* Sep 04 includes NBNZ

Real Estate Operators & Dev.

[CHART]

Retail Trade

[CHART]

Agriculture

[CHART]

Manufacturing

[CHART]

Wholesale Trade

[CHART]

Business Services

[CHART]

* Sep 04 includes NBNZ

Other Information

Update on Basel II and IFRS

[CHART]

IFRS Project

•                  Project on track

•                  Estimated project cost ~$20m

•                  Work effort is structured around specific streams

•                  Further commentary is given in the Financial Results and Dividend Announcement (pages 33 to 34)

[CHART]

Basel II Project

•                  ANZ aiming to achieve Advanced Status

•                  Project on track

•                  Estimated project cost ~$43m, which incorporates enhancements to a number of corporate systems

•                  Additional cost of ~NZ12m to bring ANZ National to Advanced status

Composition of “other” in the high level margin analysis (pcp)

Other items

2 basis points

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•                  Cashflow mismatch on Capital Markets cross currency swaps negatively impacted the Group’s NIM.

•                  The following items improved NIM:

•                  Increased earnings from FX revenue hedging.

•                  Increases in the proportion of credit card volumes earning interest.

•                  Higher investment earnings from the substitution of USD TrUEPrS with AUD StEPS.

•                  Improvements in interest foregone.

Summary of forecasts – Australia (bank year)

	2004	2005	2006

GDP	3.7	3.6	3.0
Inflation	2.4	2.4	2.7
Unemployment (Sep)	6.2	5.6	5.8
Cash rate (Sep)	5.25	5.75	5.75
10 year bonds (Sep)	5.5	6.7	5.5
$A/$US (Sep)	0.71	0.77	0.71
Credit	14.5	12.0	11.0
- Housing	19.9	14.7	13.6
- Business	7.6	8.2	7.1
- Other	14.3	11.3	10.1

Summary of forecasts – New Zealand (bank year)

	2004	2005	2006

GDP	4.1	3.0	2.0
Inflation	2.7	2.9	2.2
Unemployment (Sep)	4.1	4.1	4.6
Cash rate (Sep)	6.25	6.50	6.0
$A/$NZ (Sep)	1.07	1.15	1.16
Credit
- Housing	15.5	8.0	7.5
- Business	7.3	5.0	4.5
- Total	11.4	6.6	6.2

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

Media Release

Corporate Affairs

Level 22, 100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release:  13 December 2004

ANZ completes sale of London-headquartered Project Finance business

ANZ today announced it has completed the sale of the majority of ANZ’s London-headquartered Project Finance business to Standard Chartered Bank.

For media enquiries, contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

22 November 2004

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY  NSW  2000

Australia and New Zealand Banking Group Limited Final Dividend 2004 – Dividend Reinvestment Plan Price and Bonus Option Plan Price

ANZ Directors declared the Final Dividend of 54 cents on 15 November 2004.  The dividend is payable on 17 December 2004 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 12 November 2004.

The price set for shares to be allotted under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is A$19.95 being the volume weighted average sale price of ANZ shares during the five trading days following the Record Date.

Yours faithfully

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

Media Release

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 19 November 2004

ANZ Tier One Capital Raising

Australia and New Zealand Banking Group Limited (ANZ) will be assessing institutional investor interest in a possible issue of EUR Tier 1 hybrid securities.

Investor presentations will be held in the United Kingdom and Europe during 22-26 November.

The issue of Tier 1 capital was foreshadowed in ANZ’s 2004 Annual Results on 26 October 2004 and is consistent with ANZ’s capital management strategy.  The proceeds from any such issue will be used for operational banking purposes.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Blair Keenan
Head of Group Media Relations	Manager Investor Relations
Tel: 03-9273-6955 or 0409-655-550	Tel: 03-9273-6838 or 0409-150 169
Email: paul.edwards@anz.com	Email: keenanb@anz.com

This statement does not constitute an offer of any securities for sale or issue. The securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

17 December 2004

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Annual General Meeting on 17 December 2004

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect of each motion on the agenda.

To re-elect a director - Mr J K Ellis

The total number of votes exercisable by all validly appointed proxies was:

•	Votes where the proxy was directed to vote ‘for’ the motion	814,309,937

•	Votes where the proxy was directed to vote ‘against’ the motion	9,574,705

•	Votes where the proxy may exercise a discretion how to vote	67,869,221

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was		3,108,000

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

•	The number of votes cast ‘for’ the motion was	892,741,706

•	The number of votes cast ‘against’ the motion was	9,677,301

In addition the number of votes which abstained from voting was		3,108,000

To re-elect a director - Ms M A Jackson AC

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	819,347,018

• Votes where the proxy was directed to vote ‘against’ the motion	4,445,120

• Votes where the proxy may exercise a discretion how to vote	67,988,329

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,999,908

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	897,916,845

• The number of votes cast ‘against’ the motion was	4,528,766

In addition the number of votes which abstained from voting was	2,999,908

To elect a director - Dr G J Clark

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	822,093,621

• Votes where the proxy was directed to vote ‘against’ the motion	3,044,474

• Votes where the proxy may exercise a discretion how to vote	67,926,709

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,716,681

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	900,665,730

• The number of votes cast ‘against’ the motion was	3,064,218

In addition the number of votes which abstained from voting was	1,716,681

To elect a director - Mr D E Meiklejohn

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	816,356,374

• Votes where the proxy was directed to vote ‘against’ the motion	4,072,227

• Votes where the proxy may exercise a discretion how to vote	67,843,216

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,573,729

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	891,871,120

• The number of votes cast ‘against’ the motion was	7,064,164

In addition the number of votes which abstained from voting was	1,573,729

To elect a director - Mr J P Morschel

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	820,759,132

• Votes where the proxy was directed to vote ‘against’ the motion	4,182,848

• Votes where the proxy may exercise a discretion how to vote	67,891,820

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,905,105

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	899,282,673

• The number of votes cast ‘against’ the motion was	4,215,097

In addition the number of votes which abstained from voting was	1,905,105

Grant of Performance Shares to Mr McFarlane

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	560,442,339

• Votes where the proxy was directed to vote ‘against’ the motion	185,944,574

• Votes where the proxy may exercise a discretion how to vote	59,188,453

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	80,241,170

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

•	The number of votes cast ‘for’ the motion was	626,661,927

•	The number of votes cast ‘against’ the motion was	188,671,030

In addition the number of votes which abstained from voting was		80,241,170

Dated this 17th day of December 2004

John Priestley

Company Secretary